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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~038164~~ 67684

cm

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The M&A Group-Sorensen Freeland Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 South 8th Street, STE 3565
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Freeland 612-375-1283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Kraus, LLP
(Name – *if individual, state last, first, middle name*)

225 S Sixth Street, STE 2300, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/10/15

OATH OR AFFIRMATION

I, Ivar W. Sorensen IVAR W. SORENSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&A Group-Sorensen Freeland Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

TRACY LYNN SNYDER
Notary Public
Minnesota
My Comm. Exp. Jan. 31, 2019

Tracy Lynn Snyder 2/25/2015

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

(A Limited Liability Company)
Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2014

THE M&A GROUP – SORENSEN, FREELAND PARTNERS, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
The M&A Group - Sorensen Freeland Partners, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of The M&A Group - Sorensen Freeland Partners, LLC as of December 31, 2014, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of The M&A Group - Sorensen Freeland Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The M&A Group - Sorensen Freeland Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in page 8 has been subjected to audit procedures performed in conjunction with the audit of The M&A Group - Sorensen Freeland Partners, LLC's financial statements. The supplementary information is the responsibility of The M&A Group - Sorensen Freeland Partners, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2015

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS

Cash	$	40,997
Other receivables		3,147
Goodwill		20,000
TOTAL ASSETS	$	64,144

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	$	0
MEMBERS' CAPITAL	$	64,144
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	64,144

See accompanying notes to financial statements.

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES	
Transaction fees and consulting services	$ 1,165,000
Other revenues	8,257
Total Revenues	1,173,257
EXPENSES	
Commissions, payroll and related expenses	998,445
Professional fees	9,499
Rent expense	86,400
Other expenses	69,205
Total Expenses	1,163,549
NET INCOME	$ 9,708

See accompanying notes to financial statements.

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2014

BALANCE, December 31, 2013	$ 54,436
Net income	9,708
Member capital contributions	80,000
Member capital distributions	(80,000)
BALANCE, December 31, 2014	$ 64,144

See accompanying notes to financial statements.

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 9,708
Adjustments to reconcile net income to net cash flows from operating activities:	
Other receivables	(3,147)
Accrued expenses	(6,764)
Net cash flows from operating activities	(203)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member capital contributions	80,000
Member capital distributions	(80,000)
Net cash flows from financing activities	0
Net Change in Cash	(203)
CASH - BEGINNING OF YEAR	41,200
CASH - END OF YEAR	$ 40,997

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

The M&A Group – Sorensen Freeland Partners, LLC (the Company) functions primarily as an investment banking organization advising institutional clients on matters of mergers and acquisitions and other financial advisory service. In addition, the Company is approved by the Financial Industry Regulatory Agency (FINRA) for the private placement of equity, debt, and direct participation securities with institutional investors and other accredited investors.

Cash

Cash balances in excess of FDIC and similar insurance coverages are subject to the normal banking risks of funds in excess of those limits.

Goodwill

The Company accounts for goodwill in accordance with FASB ASC 350-10, *Goodwill and Other Intangible Assets*. This Statement provides that goodwill is reviewed at least annually for impairment. An impairment review is designed to determine whether the fair value, and the related recorded goodwill, is below its carrying value. There were no charges to operations for goodwill impairment during the year. If goodwill was impaired, the impairment would be measured by the amount by which the carrying amount of the goodwill exceeds the implied fair value of the goodwill.

Revenue Recognition

The Company recognizes the initial nonrefundable portion of its merger and acquisition engagements upon the execution of the engagement letter. The remaining portion is recognized following the closing of the transaction (approximately three or more months later). The Company also records consulting revenues as services are provided.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2011. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Office Lease

The Company subleases its office space from Sorensen Freeland Partners, LLC, a company related through common ownership, on an annual basis. For the year ended December 31, 2014, monthly base rent was $7,200, which includes expenses, with automatic renewals each year. Rent expense paid to Sorensen Freeland Partners, LLC was $86,400 for the year ended December 31, 2014.

NOTE 3 - Related Party Transactions

The Company contracted with Sorensen Freeland Partners, LLC, for certain professional services pursuant to an Expense Sharing Agreement (the Agreement). The term of the Agreement was for one year with automatic one year renewals unless written notice is provided 30 days prior to the expiration of each term. Under the terms of the Agreement, amounts for services provided and other general and administrative expenditures were computed monthly based on the amount utilized by the Company.

As of December 31, 2014, there was no outstanding liability related to these agreements. The total amount paid for the year ended December 31, 2014 for services was $86,400, which included payments for office rent noted in Note 2.

NOTE 4 - Revenue Concentration

The primary source of revenues for the Company is merger and acquisition advisory services. The nature of the business causes uneven revenue recognition throughout the year based on newly signed engagements and the successful completion of engagements which is highly variable. During the year ended December 31, 2014, the Company had transactions with one customer with the aggregate amount of the transactions approximately 90% of total revenues.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2014, the net capital ratio was .00 to 1 and net capital was $40,997, which exceeded the minimum requirement by $35,997.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2014 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6– Subsequent Events

The Company has evaluated subsequent events occurring through February 23, 2015, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total members' capital	$	64,144
Deductions and/or charges:		
Other receivables		3,147
Goodwill		20,000
Non-allowable assets		23,147
Net capital before haircuts on securities positions		40,997
Haircuts on securities positions		-
Net capital	$	40,997

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Net capital less 120% of minimum requirement	$	34,997
Excess net capital	$	35,997
Ratio: Aggregate indebtedness to net capital		.00 to 1

THE M&A GROUP - SORENSEN FREELAND PARTNERS, LLC

Minneapolis, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

As of and for the Year Ended December 31, 2014

THE M&A GROUP - SORENSEN FREELAND PARTNERS, LLC

Table of Contents

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Members
The M&A Group - Sorensen Freeland Partners, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by The M&A Group - Sorensen Freeland Partners, LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The M&A Group - Sorensen Freeland Partners, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2014 with amounts reported in the Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067684 FINRA DEC
THE M&A GROUP-SORENSEN FREELAND
PARNTERS LLC
3565 IDS CTR 80 S 8TH STREET
MINNEAPOLIS

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jon Freeland, 612-375-1283

2. A.	General Assessment (item 2e from page 2)		$ 2,933
B.	Less payment made with SIPC-6 filed (exclude interest)		(133)
	Date Paid		
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		2,800
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 2,800
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,800	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The M+A Group-Sorensen Freeland Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 01 day of FEB, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,173,257
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$1,173,257
2e. General Assessment @ .0025	$2,933
	(to page 1, line 2.A.)

THE M&A GROUP - SORENSEN FREELAND PARTNERS, LLC

Minneapolis, Minnesota

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Period June 1, 2014 through December 31, 2014

THE M&A GROUP - SORENSEN FREELAND PARTNERS, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
The M&A Group - Sorensen Freeland Partners, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The M&A Group - Sorensen Freeland Partners, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which The M&A Group - Sorensen Freeland Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) The M&A Group - Sorensen Freeland Partners, LLC stated that The M&A Group - Sorensen Freeland Partners, LLC met the identified exemption provisions throughout the period from June 1 through December 31, 2014, without exception. The M&A Group - Sorensen Freeland Partners, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The M&A Group - Sorensen Freeland Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2015

January 20, 2015

Securities and Exchange Commission
100F Street NE
Washington, DC 20549

To Whom it May Concern:

M&A Group—Sorensen Freeland Partners, LLC claims exemption from SEA Rule 15c-3 under paragraph (k)(2)(i) for the period from June 1, 2014 through December 31, 2014 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"." M&A Group has met the identified exemption provisions above throughout this period without exception.

Regards,

Jon Freeland, Partner

M&A Group, LLC • 3565 IDS Center • 80 South Eighth Street • Minneapolis, Minnesota 55402 • USA
m-a-group.com • Member FINRA and SIPC

M&A GROUP